Exhibit 99.1

Borr Drilling Limited – Update on contracts and operations

Borr Drilling Limited (the “Company”) (NYSE: “BORR”, OSE: “BDRILL”) is pleased to announce that it has been awarded LOAs for work in the Asia Pacific region for two of its premium jack ups, of which one is a newbuild being activated. The contracts’ estimated duration, excluding options, will be for 365 days and 200 days respectively. The rigs are expected to commence contracts in the third quarter of 2020.

The Company has received notices of early termination of contracts from Exxon Mobil for the rigs “Gerd” and “Groa” which are working in Nigeria under contracts originally committed until April 2021 and May 2021, respectively. The contracts for both rigs require 180 days notice for early termination. The Company is in discussions with Exxon Mobil with regards to planning the discontinuity of operations for both rigs following the early termination notices.

The Company has received notice to stop operations for the “Norve”, working in Gabon for BW Energy. The rig finished operations in early April 2020, around three months before previously estimated.

The Company has received a notice of early termination for the semi-submersible “MSS1” which finished its contract on 25 March 2020, one month earlier than previously estimated. The rig is entitled to an early termination fee as per contract provisions.

Following its campaign with Neptune, the “Prospector 5” has safely arrived in Harwich. The Company received notification from its follow-on customer, Perenco, electing not to proceed with the previously announced contract for the rig. The rig is scheduled to commence operation for CNOOC in the North Sea between September and November 2020.

The net impact of the new contracts and the early termination of the existing contracts is estimated to affect the total revenue backlog negatively by approximately USD 16 million.

Furthermore, the rigs Odin and Galar have commenced operation for Pemex during Q1 2020, and the Njord is expected to commence operations with Pemex shortly. The rig Saga commenced operation in Vietnam for ENI in February 2020.

Borr Drilling is experiencing the impact of current unprecedented market conditions and the global market reaction to the COVID-19 pandemic, in particular as a result of the practical issues arising from government-imposed travel restrictions, border closures and quarantines.  Safety is our primary focus and we have implemented changes to working arrangements to protect everyone working on our rigs and at our onshore sites.  We also respect similar arrangements put in place by our customers and suppliers to safeguard the safety and well-being of their personnel. Some of our customers are unable to continue safe operations in the current circumstances, are experiencing difficulties in their respective supply chains and have announced cost-saving initiatives.  Further, a number of Customers have contractual rights in place to suspend operations in certain circumstances, and we could be subject to further suspension notices in light of market conditions. At this stage the Company cannot predict with reasonable accuracy the duration of such suspensions if exercised or the impact on the Company.

The Company is pleased to see that we have managed to keep a solid technical utilisation for the fleet in these challenging times of 99.5% YTD. The Board and Management want to thank the organisation for great efforts to meet the many logistical challenges and keep a safe operation in this difficult environment.

April 13, 2020
Hamilton, Bermuda
Borr Drilling Limited

Forward looking statements
This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as "plan", "may", “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will” and similar expressions and include statements relating to LOAs, contracts, estimated duration of contracts, contract cancelations, suspensions and stop orders and discussions with customers on early termination, contractual entitlements in event of early termination, plans for new operations including expected commencement date,  contractual backlog and the expected impact of the foregoing on backlog, the impact of COVID-19 and related restrictions on our business, customers and suppliers, and other non-historical statements.  Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to performance of contracts, risks that rigs do not commence operations as expected, risks of further cancellation, suspension or stop orders under contracts, risks to our operation of the Covid-19 outbreak and the impact of the outbreak on our employees, customers and suppliers and the ultimate impact of COVID-19 and related impacts on our business and other factors described in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein.  These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.